Exhibit 4.36

Summary in English of the GSF Share Purchase Agreement

The following are the main terms and conditions of the share purchase agreement entered into by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as trustee of Trust F/1017 (the “Trustee”), Grupo Salinas Telecom, S.A. de C.V. (“GST”), with the acknowledgement of GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”) and Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”).

PARTIES	Seller: The Trustee Buyer: GST With the acknowledgement of GSF and CVQ.

DATE	July 9, 2014

PURCHASED SHARES	Subject to the compliance of certain conditions (which occurred on January 6, 2015), GST acquired from the Seller 49,999 series “B” shares and 149,500,000 series “BB” shares, representative of the capital stock of GSF.

PRICE	US$717,000,000.00[1]

JURISDICTION	Mexican federal courts sitting in Mexico City.

GOVERNING LAW	The parties submitted to the applicable federal laws of Mexico.

[1]	This purchase price includes (i) US$122,163,310.22 that had been previously contributed to GSF by CVQ for future capital increases prior to the transaction, which CVQ was subsequently reimbursed to CVQ as part of the transaction, and (ii) US$3.97 that were received by CVQ for the sale of the one share of GSF that was held outside of Trust F/1017.